07025170

CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

3rd July 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose for your record copies of the following announcements published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 29th June 2007:

(1) Announcement on Extraordinary General Meeting held on 29th June 2007 – Poll Results dated 29th June 2007; and
(2) Announcement on Change of Directors dated 1st July 2007.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

Dw 7/13

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 293)

Extraordinary General Meeting held on 29th June 2007 - Poll Results

Reference is made to the Company's announcement dated 21st May 2007 and circular to shareholders dated 31st May 2007 (the "Circular") regarding the Framework Agreement entered into by the Company and HAECO on 21st May 2007, its term, the Transactions and the annual caps in respect of the provision of the Services by HAECO Group to Cathay Pacific Group. Terms defined in the Circular have the same meanings when used in this announcement.

Following are the poll results in respect of the resolution proposed at the EGM of Cathay Pacific Airways Limited held on 29th June 2007:

Ordinary Resolution	**No. of Votes (%)**	
	For	**Against**
To approve the entering into of the Framework Agreement, its term, the Transactions and the annual caps.	1,799,190,691 (99.999944%)	1,000 (0.000056%)

As more than 50% of the votes were cast in favour of the resolution, the resolution was passed as an ordinary resolution.

Notes

(1) The full text of the resolution is set out in the notice of the EGM dated 31st May 2007.

(2) The total number of shares entitling the holder to attend and vote for or against the resolution at the EGM: 2,366,421,544 shares. Every member present in person or by proxy has one vote for every share of which he is the holder.

(3) As stated in the Circular, Swire, which owned 1,572,332,028 shares (39.92%) in the issued share capital of the Company as at the date of the EGM, and its associates (as defined in the Listing Rules) have abstained from voting at the EGM.

(4) The total number of shares entitling the holder to attend and vote only against the resolution at the EGM, excluding the shares held by Swire and its associates, was nil.

(5) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the EGM.

(6) The Directors of the Company as at the date of this announcement are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Augustus Tang and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

For and on behalf of
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 29th June 2007

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 293)

Change of Directors

The Board of Directors (the "Board") of Cathay Pacific Airways Limited (the "Company") announces that, with effect from 1st July 2007:

(1) Mr. HO Cho Ying Davy has resigned as a Non-Executive Director;

(2) Mr. CHEN Nan Lok Philip has been re-designated from an Executive Director to a Non-Executive Director and elected a Deputy Chairman of the Board;

(3) Mr. Antony Nigel TYLER has been appointed Chief Executive in place of Mr. CHEN Nan Lok Philip;

(4) Mr. John Robert SLOSAR has been appointed an Executive Director; and

(5) Mr. John Robert SLOSAR has been appointed Chief Operating Officer in place of Mr. Antony Nigel TYLER.

Mr. HO Cho Ying Davy has confirmed that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. He has also confirmed that his resignation is due to reassignment of work duties within Swire Pacific Limited, which is a controlling shareholder of the Company and of which he is an Executive Director, and that he is not aware of any disagreement with the Board. The Board would like to express its gratitude to Mr. Ho for his outstanding contributions and wise counsel during the past year since his appointment as a Director of the Company on 11th May 2006 and offers its best wishes to him.

Mr. CHEN Nan Lok Philip has confirmed that he is not aware of any matter relating to his re-designation that needs to be brought to the attention of the shareholders of the Company.

Mr. Chen, aged 51, joined the John Swire & Sons Limited ("Swire") group in 1977 and has worked with the group in Hong Kong, Mainland China and the Asia Pacific region. He has been a Director of the Company since 1997 and was appointed Chief Operating Officer in 1998 and Chief Executive in 2005. He served as Chief Executive of Hong Kong Dragon Airlines Limited from 1994 to 1997. He is also Chairman of John Swire & Sons (China) Limited and a Director of Air China Limited, John Swire & Sons (H.K.) Limited ("JSSHK"), Swire Pacific Limited, Swire Properties Limited and Swire Beverages Limited. He has an honours degree in Political Science and History from the University of Hong Kong.

Mr. Tyler, aged 52, joined the Swire group in 1977 and has worked with the group in Hong Kong, Australia, the Philippines, Canada, Japan, Italy and the United Kingdom. He has been a Director of the Company since 1996 and was appointed Director Corporate Development in 1996 and Chief Operating Officer in 2005. He is also Chairman of Hong Kong Dragon Airlines Limited and a Director of JSSHK and Hong Kong Aircraft Engineering Company Limited. He has an honours degree in Jurisprudence from Oxford University.

Mr. Slosar, aged 51, joined the Swire group in 1980 and has worked with the group in Hong Kong, the United States and Thailand. He was Managing Director of Hong Kong Aircraft Engineering Company Limited from January 1996 to June 1998 and Managing Director of Swire Pacific Limited's Beverages Division from July 1998 to June 2007. He is also a Director of JSSHK and Swire Pacific Limited. He holds degrees in Economics from Columbia University and Cambridge University.

The articles of association of the Company provide for all Directors to retire at the third annual general meeting following their election by ordinary resolution. In accordance therewith, Mr. Chen and Mr. Tyler will hold office as Directors until the annual general meeting to be held in 2009 and will then be eligible for re-election; and Mr. Slosar will hold office as Director until the annual general meeting to be held in 2008 and will then be eligible for election. Each of Mr. Chen, Mr. Tyler and Mr. Slosar has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of up to three years until the next following annual general meeting at which they will retire, which will be renewed for a term of three years upon each election/re-election.

Mr. Chen, Mr. Tyler and Mr. Slosar are being seconded to the Company by Swire group under the agreement for services referred to in the Company's announcement dated 1st December 2004.

Mr. Chen has a personal interest in 9,000 shares of the Company. Mr. Tyler has a personal interest in 5,000 shares of the Company. Mr. Slosar has a personal interest in 6,400 shares of Hong Kong Aircraft Engineering Company Limited, an associated corporation of the Company. Apart from these, Mr. Chen, Mr. Tyler and Mr. Slosar do not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

As stated above, Mr. Chen, Mr. Tyler and Mr. Slosar are Directors of JSSHK; and Mr. Chen and Mr. Slosar are Directors of Swire Pacific Limited. In addition, Mr. Chen has a beneficial interest in 2,000 "A" shares and 75,142 "B" shares of Swire Pacific Limited. JSSHK is a wholly-owned subsidiary of Swire and Swire in turn is the holding company of Swire Pacific Limited which is a controlling shareholder of the Company. Apart from these and except for being employees of Swire group, Mr. Chen, Mr. Tyler and Mr. Slosar do not have any relationship with any Director or the senior management of the Company or with any substantial or controlling shareholder of the Company.

Following his re-designation as a Non-Executive Director, Mr. Chen is not entitled to receive any emolument or director's fee from the Company.

The remuneration of senior managers employed by the Swire group is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. The emoluments of Mr. Tyler and Mr. Slosar are determined in accordance with this policy.

The annual salary together with various allowances of Mr. Tyler and Mr. Slosar amount to HK$4,220,862 and HK$3,964,900 respectively. They are eligible to receive performance related discretionary bonuses and are also entitled to other benefits in kind and to participate in provident funds. Mr. Tyler and Mr. Slosar are respectively provided with housing.

Save as disclosed above, there is no other information relating to Mr. Chen, Mr. Tyler and Mr. Slosar to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Directors of the Company as at the date of this announcement are:

As at the date of this announcement, the Directors of the Company are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 1st July 2007

END